SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3 )

MYOVANT SCIENCES LTD.

(Name of the Issuer)

MYOVANT SCIENCES LTD.
ZEUS SCIENCES LTD.
SUMITOVANT BIOPHARMA LTD.
SUMITOMO PHARMA CO., LTD.

(Names of Person(s) Filing Statement)

Common Shares, $0.000017727 Par Value Per Share

(Title of Class of Securities)

G637AM102

 (CUSIP Number of Class of Securities)

Tsutomu Nakagawa Executive Officer, Senior Director, Global Corporate Strategy Sumitomo Pharma Co., Ltd. 6-8, Doshomachi 2—chome, Chuo-ku, Osaka 541-0045, Japan +81 (3) 3270-5517	Myovant Sciences Ltd. 7th Floor 50 Broadway London SW1H 0DB United Kingdom +44 (207) 400-3351
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

Matthew B. Goodman

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

Stephen F. Arcano Thomas W. Greenberg Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3542

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (as originally filed on December 9, 2022 and as subsequently amended by Amendment No. 1 to the Transaction Statement on Schedule 13E-3 filed on January 6, 2023 and Amendment No. 2 to the Transaction Statement on Schedule 13E-3 filed on January 23, 2023 , and together with all exhibits thereto, this “Schedule 13E-3” or this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by: (i) Myovant Sciences Ltd., a Bermuda exempted company limited by shares (“Myovant”); (ii) Sumitovant Biopharma Ltd., a Bermuda exempted company limited by shares (“Sumitovant”); (iii) Sumitomo Pharma Co., Ltd., a company organized under the laws of Japan (“SMP”); and (iv) Zeus Sciences Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Sumitovant (“Merger Sub”) (each a “Filing Person” and Sumitovant, SMP and Merger Sub, collectively, the “Purchaser Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 23, 2022 (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”), and a related statutory merger agreement (the “Statutory Merger Agreement”) by and among Myovant, Sumitovant, Merger Sub and, solely with respect to Article IX and Annex A of the Merger Agreement, SMP. Pursuant to the Merger Agreement and the Statutory Merger Agreement, Merger Sub will merge with and into Myovant (the “Merger”), with Myovant continuing as the surviving company following the Merger as a wholly owned subsidiary of Sumitovant. If the Merger is completed, and upon the satisfaction of the conditions set forth in the Merger Agreement and the consummation of the transactions contemplated by the Statutory Merger Agreement, holders of common shares of Myovant, par value $0.000017727 per share (the “Myovant common shares”) (other than Myovant common shares held by (i) Dissenting Holders (as defined in the Proxy Statement (as defined below)), (ii) Sumitovant or (iii) Myovant or its wholly owned subsidiaries) immediately prior to the effective time of the Merger will be entitled to receive $27.00 per share in cash, without interest and less any applicable withholding taxes (the “per share merger consideration”). If the Merger is completed, Myovant common shares will cease to be listed on the New York Stock Exchange and price quotations with respect to sales of Myovant common shares in the public market will no longer be available. In addition, registration of the Myovant common shares under the Exchange Act will be terminated. As a result, if the Merger is completed, Myovant would no longer file periodic reports with the SEC in respect of Myovant common shares.

On January 23, 2023, Myovant filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Special Committee (as defined below) is soliciting proxies from Myovant shareholders in connection with the Merger Agreement. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. Concurrently with the filing of this Transaction Statement, Myovant is filing definitive additional materials under Regulation 14A of the Exchange Act (a copy of which is attached hereto as Exhibit (a)(10)) to amend and supplement the Proxy Statement.

The board of directors of Myovant (the “Myovant Board”) formed a special committee (the “Special Committee”) consisting solely of independent directors serving on the audit committee of the Myovant Board to, among other things, (i) review and consider whether it would be appropriate and desirable for Myovant to enter into a potential transaction with Sumitovant, (ii) develop, assess and negotiate the terms of a potential transaction with Sumitovant and alternatives thereto and (iii) make a recommendation to the full Myovant Board as to whether Myovant should enter into such potential transaction. Pursuant to the authority delegated by the Myovant Board, the Special Committee adopted resolutions by unanimous vote of its members at a meeting duly called (i) determining that the per share merger consideration constitutes fair value for each Myovant common share in accordance with the Companies Act 1981 of Bermuda, as amended, (ii) determining that the terms of the Merger Agreement, the Statutory Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Statutory Merger Agreement and the Sumitovant Voting Agreement (as defined below) are fair to and in the best interests of Myovant and its shareholders (including “unaffiliated security holders,” as defined under Rule 13e-3 under the Exchange Act); and (iii) recommending that the Myovant Board (a) declare advisable the execution, delivery and performance of the Merger Agreement and the Statutory Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Statutory Merger Agreement and the Sumitovant Voting Agreement, (b) adopt the Merger Agreement and the Statutory Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement, the Statutory Merger Agreement and the Sumitovant Voting Agreement, and (c) subject to the right of the Myovant Board (acting upon the recommendation of the Special Committee) and the Special Committee to change their recommendations in certain circumstances specified in the Merger Agreement, recommend that Myovant’s shareholders vote in favor of the adoption and approval of the Merger Agreement and the Statutory Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Statutory Merger Agreement and the Sumitovant Voting Agreement, at a duly held meeting of Myovant’s shareholders for such purpose.

The Merger cannot be completed unless the Merger Agreement and the Statutory Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Statutory Merger Agreement and the Sumitovant Voting Agreement, at a duly held meeting of such holders for such purpose (the “Merger Proposal”), is approved by the affirmative vote of the holders of (i) a majority of the issued and outstanding Myovant common shares entitled to vote on the Merger Proposal and voting at the special general meeting and (ii) a majority of the outstanding Myovant common shares held by Myovant’s shareholders other than Sumitovant or its affiliates. The obligations of Myovant, Sumitovant and Merger Sub to consummate the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver, at or prior to the closing of the Merger, of certain additional customary conditions, including (i) the absence of any law or order from a governmental entity that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger, (ii) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the accuracy of the representations and warranties of the parties, subject to certain materiality qualifiers, (iv) compliance in all material respects by the parties with their respective obligations under the Merger Agreement and (v) with respect to the obligations of Sumitovant and Merger Sub, the absence of any fact, circumstance, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse (as defined in the Merger Agreement attached to the Proxy Statement as Annex A and as incorporated herein by reference). The applicable waiting period under the HSR Act expired at 11:59 p.m., Eastern Time, on January 2, 2023.

The proposed Merger is a “going-private” transaction under the rules of the SEC. Sumitovant and its affiliates, as of February 10 , 2023, are the record or beneficial owner s of approximately 51.5% of the voting power of the Myovant common shares entitled to vote at the special general meeting.

As a condition to Myovant’s willingness to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Merger, Sumitovant entered into a voting and support agreement concurrently with the execution of the Merger Agreement (the “Sumitovant Voting Agreement”) with Myovant. Pursuant to the Sumitovant Voting Agreement and consistent with the Merger Agreement, Sumitovant agreed to be present for the purposes of quorum and to vote, or cause to be voted, all of the Myovant common shares that it or its affiliates (other than Myovant and its subsidiaries) beneficially own in favor of the Merger Proposal and each of the other transactions and documents relating thereto of which approval of Myovant’s shareholders is solicited, in each case, at any meeting of Myovant’s shareholders held during the term of the Merger Agreement and at any permitted adjournment or postponement thereof (which includes the special general meeting). Sumitovant also granted Myovant an irrevocable proxy to appear, cause to be counted, vote, and to exercise all voting and consent rights of Sumitovant with respect to Myovant common shares beneficially owned by Sumitovant with respect to the Merger Proposal and each of the other transactions and documents related thereto of which approval of Myovant’s shareholders is solicited. Sumitovant also agreed that it will not transfer any Myovant common shares back to Roivant Sciences Ltd. until after the record date for the special general meeting and after all such Myovant common shares have been voted in favor (by irrevocable proxy) of the adoption and approval of the Merger Proposal.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

All information concerning Myovant contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by Myovant. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by or on behalf of such Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special General Meeting and the Merger”

Item 2. Subject Company Information

(a)          Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Myovant Sciences Ltd.
7th Floor
50 Broadway
London

SW1H 0DB

United Kingdom
+44 (207) 400-3351

(b)         Securities.

The class of securities to which this Transaction Statement relates is the Myovant common shares, par value $0.000017727 per share, of which 97,259,493 Myovant common shares were issued and outstanding as of February 10 , 2023.

(c)           Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding Myovant Sciences Ltd.—Market Price of Myovant Common Shares”

(d)	Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Myovant Sciences Ltd.—Dividends”

“The Merger Agreement—Conduct of Business Pending the Merger”

“Annex A: Merger Agreement”

(e)            Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding Myovant Sciences Ltd.—Prior Public Offerings”

(f)            Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Myovant Sciences Ltd.—Transactions in Common Shares”

“Other Important Information Regarding Myovant Sciences Ltd.—Issuer Purchases of Equity Securities”

“Other Important Information Regarding Myovant Sciences Ltd.—Transactions Between Myovant and the Purchaser Filing Persons”

“Special Factors—Background of the Merger”

The Transaction Agreement, dated as of October 31, 2019, by and among Sumitomo Pharma Co., Ltd. (f/k/a Sumitomo Dainippon Pharma Co., Ltd.), Vant Alliance Ltd., Roivant Sciences Ltd., and Enzyvant Therapeutics Ltd., Altavant Sciences Ltd., and Spirovant Sciences Ltd. is attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Other Important Information Regarding Myovant Sciences Ltd.”

“Other Important Information Regarding the Purchaser Filing Persons”

“The Parties to the Merger”

The information set forth in “Schedule A—Certain Information Concerning the Directors and Executive Officers of Sumitomo Chemical Co., Ltd.” attached hereto is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special General Meeting and the Merger”

“Proposal 1: The Merger Proposal—General”

“The Merger Agreement—The Merger”

“The Merger Agreement—Closing; Effective Time of the Merger”

“The Merger Agreement—Effect of the Merger on the Myovant Common Shares and Merger Sub”

“The Merger Agreement—Treatment of Myovant Equity Awards”

“The Merger Agreement—Payment for Myovant Common Shares and Equity Awards”

“The Merger Agreement—Other Covenants and Agreements”

“The Merger Agreement—Conditions to the Merger”

“The Special General Meeting—Record Date and Quorum”

“The Special General Meeting—Required Vote”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Summary of Presentations Provided by J.P. Morgan”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger—Certain Effects of the Merger on the Purchaser Filing Persons”

“Special Factors— Projected Financial Information—Myovant Management Projections”

“Special Factors—Projected Financial Information—SMP Financial Information and Projections”

“Special Factors—Interests of Myovant’s Directors and Executive Officers in the Merger”

“Special Factors—U.S. Federal Income Tax Consequences of the Merger”

“Annex A: Merger Agreement”

(c)           Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger—Certain Effects of the Merger on the Purchaser Filing Persons”

“Special Factors—Interests of Myovant’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Myovant Common Shares and Merger Sub”

“The Merger Agreement—Treatment of Myovant Equity Awards”

“Annex A: Merger Agreement”

(d)            Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special General Meeting and the Merger”

“The Merger Agreement—Effect of the Merger on the Myovant Common Shares and Merger Sub”

“Rights of Appraisal”

“Annex A: Merger Agreement”

“Annex D: Bermuda Law Appraisal Sections”

(e)            Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Securityholders”

(f)            Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) (1)-(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Myovant’s Directors and Executive Officers in the Merger”

“The Special General Meeting—Voting and Support Agreement”

“Voting and Support Agreement”

“Other Important Information Regarding Myovant Sciences Ltd.—Transactions in Common Shares”

“Other Important Information Regarding Myovant Sciences Ltd.—Transactions Between Myovant and the Purchaser Filing Persons”

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Interests of Myovant’s Directors and Executive Officers in the Merger”

“The Special General Meeting—Voting and Support Agreement”

“The Merger Agreement”

“Voting and Support Agreement”

“Other Important Information Regarding the Purchaser Filing Persons”

“Annex A: Merger Agreement”

“Annex B: Voting and Support Agreement”

(e)           Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger—Certain Effects of the Merger on the Purchaser Filing Persons”

“Special Factors—Interests of Myovant’s Directors and Executive Officers in the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“The Special General Meeting—Voting and Support Agreement”

“The Special General Meeting—Required Vote”

“Voting and Support Agreement”

“The Merger Agreement”

“Other Important Information Regarding Myovant Sciences Ltd.—Security Ownership of Management and Certain Beneficial Owners”

“Other Important Information Regarding Myovant Sciences Ltd.—Transactions in Common Shares”

“Other Important Information Regarding Myovant Sciences Ltd.—Transactions Between Myovant and the Purchaser Filing Persons”

“Annex A: Merger Agreement”

“Annex B: Voting and Support Agreement”

The Transaction Agreement, dated as of October 31, 2019, by and among Sumitomo Pharma Co., Ltd. (f/k/a Sumitomo Dainippon Pharma Co., Ltd.), Vant Alliance Ltd., Roivant Sciences Ltd., and Enzyvant Therapeutics Ltd., Altavant Sciences Ltd., and Spirovant Sciences Ltd. is attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

The Investor Rights Agreement, dated as of December 27, 2019, by and among Sumitomo Pharma Co., Ltd. (f/k/a Sumitomo Dainippon Pharma Co., Ltd.), Myovant Sciences Ltd., and Sumitovant Biopharma Ltd. is attached hereto as Exhibit (d)(4) and is incorporated herein by reference.

The Loan Agreement, dated as of December 27, 2019, by and among Sumitomo Pharma Co., Ltd. (f/k/a Sumitomo Dainippon Pharma Co., Ltd.), Myovant Sciences Ltd., and Myovant Sciences GmbH is attached hereto as Exhibit (d)(5) and is incorporated herein by reference.

The Share Return Agreement, dated as of December 27, 2019 by and among Roivant Sciences Ltd., Sumitovant Biopharma Ltd., and Sumitomo Pharma Co., Ltd. (f/k/a Sumitomo Dainippon Pharma Co., Ltd.) is attached hereto as Exhibit (d)(6) and is incorporated herein by reference.

The 2021 10b5-1 Trading Plan, dated as of May 14, 2021, by and between Sumitovant Biopharma Ltd. and Citigroup Global Markets Inc. is attached hereto as Exhibit (d)(7) and is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(b)         Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger—Certain Effects of the Merger on the Purchaser Filing Persons”

“Special Factors—Plans for Myovant After the Merger”

“Special Factors—Interests of Myovant’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Myovant Common Shares and Merger Sub”

“The Merger Agreement—Treatment of Myovant Equity Awards”

“Annex A: Merger Agreement”

(c)           (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Plans for Myovant After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger—Certain Effects of the Merger on the Purchaser Filing Persons”

“Special Factors—Interests of Myovant’s Directors and Executive Officers in the Merger”

“Voting and Support Agreement”

“The Special General Meeting—Required Vote”

“The Merger Agreement—The Merger”

“The Merger Agreement—Effect of the Merger on the Myovant Common Shares and Merger Sub”

“The Merger Agreement—Treatment of Myovant Equity Awards”

“The Merger Agreement—Other Covenants and Agreements”

“Other Important Information Regarding Myovant Sciences Ltd.—Dividends”

“Delisting and Deregistration of Common Shares”

“Annex A: Merger Agreement”

“Annex B: Voting and Support Agreement”

Item 7. Purposes, Alternatives, Reasons and Effects

(a)           Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Summary Term Sheet—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Summary Term Sheet—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Plans for Myovant After the Merger”

“Special Factors—Certain Effects of the Merger”

(b)           Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Summary Term Sheet—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Summary Term Sheet—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Plans for Myovant After the Merger”

“Special Factors—Alternatives to the Merger”

(c)           Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Summary Term Sheet—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Summary Term Sheet—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Summary Term Sheet—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Plans for Myovant After the Merger”

“Special Factors—Projected Financial Information—Myovant Management Projections”

“Special Factors—Projected Financial Information—SMP Financial Information and Projections”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger—Certain Effects of the Merger on the Purchaser Filing Persons”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Annex C: Opinion of Goldman Sachs & Co. LLC”

(d)            Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Plans for Myovant After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger—Certain Effects of the Merger on the Purchaser Filing Persons”

“Special Factors—Interests of Myovant’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—The Merger”

“The Merger Agreement—Effect of the Merger on the Myovant Common Shares and Merger Sub”

“The Merger Agreement—Treatment of Myovant Equity Awards”

“Annex A: Merger Agreement”

Item 8. Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Financial Advisor to the Special Committee”

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Summary Term Sheet—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Summary Term Sheet—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Summary Term Sheet—Interests of Myovant’s Directors and Executive Officers in the Merger”

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Projected Financial Information—Myovant Management Projections”

“Special Factors—Projected Financial Information—SMP Financial Information and Projections”

“Special Factors—Interests of Myovant’s Directors and Executive Officers in the Merger”

“Proposal 1: The Merger Proposal”

“Other Important Information Regarding Myovant Sciences Ltd.”

“Annex C: Opinion of Goldman Sachs & Co. LLC”

The discussion materials dated as of September 27, 2022 and October 23, 2022, each prepared by J.P. Morgan Securities, LLC and reviewed by the Board of Directors of Sumitovant, are attached hereto as Exhibits (c)(2) and (c)(3), respectively, and are incorporated herein by reference.

The presentations prepared by Goldman Sachs & Co. LLC and provided to the Special Committee on June 28, 2022, August 3, 2022, August 22, 2022, October 1, 2022, October 21, 2022, October 22, 2022 and October 23, 2022, which are attached hereto as Exhibits (c)(4)-(10), respectively, and are incorporated herein by reference.

(c)          Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Record Date and Quorum”

“Summary Term Sheet—Required Votes”

“Summary Term Sheet—Conditions to the Merger”

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“The Special General Meeting—Record Date and Quorum”

“The Special General Meeting—Purpose of the Special General Meeting”

“The Special General Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

“Proposal 1: The Merger Proposal”

“Annex A: Merger Agreement”

(d)            Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Summary Term Sheet—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Annex C: Opinion of Goldman Sachs & Co. LLC”

The presentations prepared by Goldman Sachs & Co. LLC and provided to the Special Committee on June 28, 2022, August 3, 2022, August 22, 2022, October 1, 2022, October 21, 2022, October 22, 2022 and October 23, 2022, which are attached hereto as Exhibits (c)(4)-(10), respectively, and are incorporated herein by reference.

(e)           Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

(f)            Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Special Factors—Alternatives to the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Summary Term Sheet—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Summary of Presentations Provided by J.P. Morgan”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“Where You Can Find Additional Information”

“Annex C: Opinion of Goldman Sachs & Co. LLC”

The discussion materials dated as of September 27, 2022 and October 23, 2022, each prepared by J.P. Morgan Securities, LLC and reviewed by the Board of Directors of Sumitovant are attached hereto as Exhibits (c)(2) and (c)(3), respectively, and are incorporated herein by reference.

The presentations prepared by Goldman Sachs & Co. LLC and provided to the Special Committee on June 28, 2022, August 3, 2022, August 22, 2022, October 1, 2022, October 21, 2022, October 22, 2022 and October 23, 2022, which are attached hereto as Exhibits (c)(4)-(10), respectively, and are incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Myovant during its regular business hours by any interested equity security holder of Myovant or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)-(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“The Merger Agreement—Guaranty by SMP.”

“Special Factors—Sources and Amounts of Funds or Other Consideration”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Annex A: Merger Agreement”

(c)           Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Termination Fee”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fees and Limited Expense Reimbursement; Limitations on Liability”

“Annex A: Merger Agreement”

(d)           Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Merger Agreement—Guaranty by SMP”

“Special Factors—Sources and Amounts of Funds or Other Consideration”

“Annex A: Merger Agreement”

The Facility Commitment Letter, dated as of October 21, 2022, by and between Sumitomo Pharma Co., Ltd. and Sumitomo Mitsui Banking Corporation is attached hereto as Exhibit (b) and is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

(a)            Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger—Certain Effects of the Merger on the Purchaser Filing Persons”

“Special Factors—Interests of Myovant’s Directors and Executive Officers in the Merger”

“Other Important Information Regarding Myovant Sciences Ltd.—Security Ownership of Management and Certain Beneficial Owners”

“Other Important Information Regarding Myovant Sciences Ltd.—Transactions in Common Shares”

“Other Important Information Regarding Myovant Sciences Ltd.—Transactions Between Myovant and the Purchaser Filing Persons”

(b)            Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Voting and Support Agreement”

“Other Important Information Regarding Myovant Sciences Ltd.—Security Ownership of Management and Certain Beneficial Owners”

“Other Important Information Regarding Myovant Sciences Ltd.—Transactions in Common Shares”

“Other Important Information Regarding Myovant Sciences Ltd.—Transactions Between Myovant and the Purchaser Filing Persons”

“Annex B: Voting and Support Agreement”

Item 12. The Solicitation or Recommendation

(d)            Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Required Votes”

“Summary Term Sheet—Voting and Support Agreement”

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“The Special General Meeting—Required Vote”

“The Special General Meeting—Voting by Myovant’s Directors and Executive Officers”

“The Special General Meeting—Voting and Support Agreement”

“Voting and Support Agreement”

“Annex B: Voting and Support Agreement”

(e)           Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Persons for the Merger”

“Special Factors—Position of the Purchaser Filing Persons as to Fairness of the Merger”

“The Special General Meeting—Voting Recommendations of the Special Committee and the Myovant Board”

“Voting and Support Agreement”

“Annex B: Voting and Support Agreement”

Item 13. Financial Statements

(a)           Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Myovant Sciences Ltd.—Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 8 of Myovant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2022 and the financial statements set forth in Item 1 of Myovant’s Quarterly Report on Form 10-Q for the quarterly period ended December 31 , 2022 are incorporated herein by reference.

(b)           Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Financial Advisor to the Special Committee”

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Myovant Board; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Interests of Myovant’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special General Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b)           Golden Parachute Compensation. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Interests of Myovant’s Directors and Executive Officers in the Merger”

“Questions and Answers About the Special General Meeting and the Merger”

“Special Factors—Interests of Myovant’s Directors and Executive Officers in the Merger”

“Proposal 2: Non-Binding, Advisory Vote on Merger-Related Executive Compensation”

(c)           Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Number	Name
(a)(1)	Definitive Proxy Statement of Myovant Sciences Ltd. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on January 23, 2023).
(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(3)	Letter to Shareholders (incorporated herein by reference to the Proxy Statement).
(a)(4)	Notice of Special General Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).
(a)(5)	Joint Press Release of Sumitovant Biopharma Ltd. and Myovant Sciences Ltd. issued October 23, 2022 (incorporated herein by reference to Exhibit 99.1 to Myovant Sciences Ltd.’s Form 8-K filed with the Securities and Exchange Commission on October 24, 2022).
(a)(6)	Electronic Mail sent by Myovant Sciences Ltd.’s principal executive officer to employees of Myovant Sciences Ltd. on October 23, 2022 (incorporated herein by reference to Exhibit 99.2 to Myovant Sciences Ltd.’s Form 8-K filed with the Securities and Exchange Commission on October 24, 2022).
(a)(7)	Electronic Mail sent by Myovant Sciences Ltd. to certain business partners on October 23, 2022 (incorporated herein by reference to Exhibit 99.3 to Myovant Sciences Ltd.’s Form 8-K filed with the Securities and Exchange Commission on October 24, 2022).
(a)(8)	Myovant Sciences Ltd. Employee FAQ (incorporated herein by reference to Schedule 14A filed by Myovant Sciences Ltd. with the Securities and Exchange Commission on October 25, 2022).
(a)(9)	Reminder Letter to Shareholders, dated as of February 2, 2023 (incorporated herein by reference to Schedule 14A filed by Myovant Sciences Ltd. with the Securities and Exchange Commission on February 2, 2023).
(a)(10)	Definitive Additional Materials to the Proxy Statement of Myovant Sciences Ltd. (incorporated herein by reference to Schedule 14A filed with the Securities and Exchange Commission on February 16, 2023).

Number	Name
(b)	Facility Commitment Letter, dated as of October 21, 2022, by and between Sumitomo Pharma Co., Ltd. and Sumitomo Mitsui Banking Corporation (incorporated herein by reference to Exhibit 99.4 of Myovant Sciences Ltd.’s Schedule 13D/A filed with the Securities and Exchange Commission on October 24, 2022).
(c)(1)	Opinion of Goldman Sachs & Co. LLC (incorporated herein by reference to Annex C of the Proxy Statement).
(c)(2)†	Discussion materials for the Board of Directors of Sumitovant, dated as of September 27, 2022, prepared by J.P. Morgan Securities, LLC.
(c)(3)†	Discussion materials for the Board of Directors of Sumitovant, dated as of October 23, 2022, prepared by J.P. Morgan Securities, LLC.
(c)(4)*†	Presentation to the Special Committee, dated as of June 28, 2022, prepared by Goldman Sachs & Co. LLC.
(c)(5)*†	Presentation to the Special Committee dated as of August 3, 2022, prepared by Goldman Sachs & Co. LLC.
(c)(6)*†	Presentation to the Special Committee dated as of August 22, 2022, prepared by Goldman Sachs & Co. LLC.
(c)(7)*†	Presentation to the Special Committee dated as of October 1, 2022, prepared by Goldman Sachs & Co. LLC.
(c)(8)*†	Presentation to the Special Committee dated as of October 21, 2022, prepared by Goldman Sachs & Co. LLC.
(c)(9)*†	Presentation to the Special Committee dated as of October 22, 2022, prepared by Goldman Sachs & Co. LLC.
(c)(10)*†	Presentation to the Special Committee dated as of October 23, 2022, prepared by Goldman Sachs & Co. LLC.
(d)(1)	Agreement and Plan of Merger, dated as of October 23, 2022, by and among Sumitovant Biopharma Ltd., Zeus Sciences Ltd., Myovant Sciences Ltd., and, solely with respect to Article IX and Annex A , Sumitomo Pharma Co., Ltd. (incorporated herein by reference to Exhibit 2.1 of Myovant Sciences Ltd.’s Form 8-K filed with the Securities and Exchange Commission on October 24, 2022).
(d)(2)	Voting and Support Agreement, dated as of October 23, 2022, by and between Myovant Sciences Ltd. and Sumitovant Biopharma Ltd. (incorporated herein by reference to Exhibit 10.1 of Myovant Sciences Ltd.’s Form 8-K filed with the Securities and Exchange Commission on October 24, 2022).
(d)(3)	Transaction Agreement, dated as of October 31, 2019, by and among Sumitomo Pharma Co., Ltd. (f/k/a Sumitomo Dainippon Pharma Co., Ltd.), Vant Alliance Ltd., Roivant Sciences, Ltd. and Enzyvant Therapeutics Ltd., Altavant Sciences Ltd., and Spirovant Sciences Ltd. (incorporated herein by reference to Exhibit 99.1 of Myovant Sciences Ltd.’s Schedule 13D filed with the Securities and Exchange Commission on January 3, 2020).
(d)(4)	Investor Rights Agreement, dated as of December 27, 2019, by and among Sumitomo Pharma Co., Ltd. (f/k/a Sumitomo Dainippon Pharma Co., Ltd.), Myovant Sciences Ltd., and Sumitovant Biopharma Ltd. (incorporated herein by reference to Exhibit 99.2 of Myovant Sciences Ltd.’s Schedule 13D filed with the Securities and Exchange Commission on January 3, 2020).

Number	Name
(d)(5)	Loan Agreement, dated as of December 27, 2019, by and among Sumitomo Pharma Co., Ltd. (f/k/a Sumitomo Dainippon Pharma Co., Ltd.), Myovant Sciences Ltd., and Myovant Sciences GmbH (incorporated herein by reference to Exhibit 99.3 of Myovant Sciences Ltd.’s Schedule 13D filed with the Securities and Exchange Commission on January 3, 2020).
(d)(6)	Share Return Agreement, dated as of December 27, 2019 by and among Roivant Sciences Ltd., Sumitovant Biopharma Ltd., and Sumitomo Pharma Co., Ltd. (f/k/a Sumitomo Dainippon Pharma Co., Ltd.) (incorporated herein by reference to Exhibit 99.4 of Myovant Sciences Ltd.’s Schedule 13D filed with the Securities and Exchange Commission on January 3, 2020).
(d)(7)	2021 10b5-1 Trading Plan, dated as of May 14, 2021, by and between Citigroup Global Markets Inc. and Sumitovant Biopharma Ltd. (incorporated herein by reference to Exhibit 99.7 of Myovant Sciences Ltd.’s Schedule 13D/A filed with the Securities and Exchange Commission on May 17, 2021).
(f)	Bermuda Law Appraisal Sections (incorporated herein by reference to Annex D of the Proxy Statement).
(g) 107†	None. Filing Fee Table.

† Previously filed with the Schedule 13E-3 on December 9, 2022.

* Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 16 , 2023

SUMITOVANT BIOPHARMA LTD.

By:	/s/ Monika Adams
Name:	Monika Adams
Title:	Transactions Officer

ZEUS SCIENCES LTD.

By:	/s/ Jason Green
Name:	Jason Green
Title:	Representative Director, President and CEO

MYOVANT SCIENCES LTD.

By:	/s/ David Marek
Name:	David Marek
Title:	Principal Executive Officer

SUMITOMO PHARMA CO., LTD.

By:	/s/ Tsutomu Nakagawa
Name:	Tsutomu Nakagawa
Title:	Executive Officer, Senior Director, Global Corporate Strategy

Schedule A

Certain Information Concerning the Directors and Executive Officers of Sumitomo Chemical Co., Ltd.

Background of Sumitomo Chemical Co., Ltd.

Sumitomo Chemical Co., Ltd. (“Sumitomo Chemical”), a corporation organized under the laws of Japan, operates around the world in five business sectors: essential chemicals & plastics, energy & functional materials, IT-related chemicals, health & crop sciences, and pharmaceuticals. It is listed on the first section of the Tokyo Stock Exchange and is a constituent of the Nikkei 225 stock index. Sumitomo Chemical has over 34,000 employees worldwide and operates in major markets, including Japan, the United States, China, the United Kingdom, and the European Union. It is the majority shareholder of SMP. Sumitomo Chemical’s principal office address is 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan. Sumitomo Chemical’s telephone number is +81-3-5201-0222.

Directors and Executive Officers of Sumitomo Chemical

The names and material occupations, positions, offices or employment during the past five years of Sumitomo Chemical’s directors and executive officers are set forth below. Each of Sumitomo Chemical’s directors and executive officers is a citizen of Japan, except Marc Vermeire, who is a citizen of the Kingdom of Belgium and Juan Ferreira, who is a citizen of the Republic of Colombia and the United States. During the past five years, none of Sumitomo Chemical or any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Position With Sumitomo Chemical	Current Business Address
Masakazu Tokura	Representative Director, Chairman	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Keiichi Iwata	Representative Director, President & Executive President	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Noriaki Takeshita	Representative Director & Senior Managing Executive Officer, Essential Chemicals & Plastics Sector, Business Development for a Circular System for Plastics	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Masaki Matsui	Representative Director & Senior Managing Executive Officer, IT-related Chemicals Sector	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Kingo Akahori	Representative Director & Senior Managing Executive Officer, Energy & Functional Materials Sector	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Nobuaki Mito	Representative Director & Senior Managing Executive Officer, Health & Crop Sciences Sector	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Hiroshi Ueda	Director, Executive Vice President, Research Planning and Coordination, Digital and Data Science Innovation, Process & Production Technology & Safety Planning, Production & Safety Fundamental Technology Center, Engineering, Intellectual Property, Responsible Care, Industrial Technology & Research Laboratory, Environmental Health Science Laboratory, Advanced Materials Development Laboratory, Bioscience Research Laboratory	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Hiroshi Niinuma	Director, Executive Vice President, General Affairs, External Relations, Legal, Human Resources	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Hiroshi Tomono	Outside Director	Nippon Steel Corporation, 6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan

Motoshige Itoh	Outside Director	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Atsuko Muraki	Outside Director	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Akira Ichikawa	Outside Director	Sumitomo Forestry Co., Ltd., 3-2, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8270, Japan

Takashi Shigemori	Senior Managing Executive Officer, Corporate Planning, IT Innovation	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Marc Vermeire	Managing Executive Officer, Sumitomo Chemical Agro Europe S.A.S., Sumitomo Chemical Europe S.A./N.V.	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Keiichi Sakata	Managing Executive Officer, Sumitomo Chemical Asia Pte Ltd	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Motoyuki Sakai	Managing Executive Officer, Inorganic Materials Division, Specialty Chemicals Division, Advanced Polymers Division, Battery Materials Division	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan
Seiji Takeuchi	Managing Executive Officer, Planning & Coordination Office, Essential Chemicals & Plastics Sector, Responsible Care Department, Essential Chemicals & Plastics Sector, Basic Material Division, Industrial Chemicals Division, Essential Chemicals Research Laboratory	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Naoyuki Inoue	Managing Executive Officer, Procurement, Logistics	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Keigo Sasaki	Managing Executive Officer, Corporate Communications, Accounting, Finance	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Kenji Ohno	Managing Executive Officer, Sustainability, Internal Control and Audit, Legal Department	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Shinichiro Nagata	Managing Executive Officer, Ehime Works	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Yoshizumi Sasaki	Managing Executive Officer, Business Development Office for a Circular System for Plastics, Resin-related Business Development Department, Polyolefins Division, Automotive Materials Division, MMA Div	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Ichiro Kosaka	Managing Executive Officer, Planning & Coordination Office, Energy & Functional Materials Sector, Quality Assurance Office, Energy & Functional Materials Sector	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Takanari Yamaguchi	Managing Executive Officer, Research Planning & Coordination Department, Digital and Data Science Innovation Department, Intellectual Property Department, Industrial Technology & Research Laboratory, Advanced Materials Development Laboratory	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Hirokazu Murata	Managing Executive Officer, Oita Works, Misawa Works	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Koichi Ogino	Managing Executive Officer, Chiba Works	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Juan Ferreira	Managing Executive Officer, Work related to South American businesses of the Health & Crop Sciences Sector and Valent U.S.A.	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Shinsuke Shojima	Managing Executive Officer, AgroSolutions Division – International, Animal Nutrition Division	Sumitomo Chemical Co., Ltd, 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-6020, Japan

Masakazu Tokura has served as Chairman of the Sumitomo Chemical Board since April 2019. He served as President of Sumitomo Chemical from April 2011 to March 2019. He has served as a Representative Director of the Sumitomo Chemical Board since June 2008. He has served as Chairman of Keidanren (Japan Business Federation), an economic organization, since June 2021. The principal business address of Keidanren (Japan Business Federation) is Keidanren Kaikan, 1-3-2, Otemachi, Chiyoda-ku, Tokyo 100-8188, Japan.

Keiichi Iwata has served as President of Sumitomo Chemical since April 2019 and a Representative Director of the board of directors of Sumitomo Chemical (the “Sumitomo Chemical Board”) since June 2018. He served as Senior Managing Executive Officer of Sumitomo Chemical, managing the Business Planning and Administration Department from June 2018 until April 2019. He served as a Managing Executive Officer of Sumitomo Chemical from April 2013 until June 2018.

Noriaki Takeshita has served as Senior Managing Executive Officer supervising Essential Chemicals & Plastics Sector and Business Development for a Circular System for Plastics of Sumitomo Chemical since April 2018. He has been a Representative Director of the Sumitomo Chemical Board since June 2017. He served as Managing Executive Officer supervising the Business Planning & Administration Department, Production Planning and Administration Department, and Human Resources of Sumitomo Chemical from April 2013 until April 2018. He has served as deputy chairperson of the board of directors of Rabigh Refining & Petrochemical Company, a hydrocarbon and petrochemical production company, since 2016. The principal business address of Rabigh Refining and Petrochemical Company is P.O. Box 101, Rabigh 21911, Kingdom of Saudi Arabia.

Masaki Matsui has served as Senior Managing Executive Officer of Sumitomo Chemical supervising the IT-related Chemicals Sector, since April 2021. He served as Managing Executive Officer of Sumitomo Chemical from June 2019 to March 2021. He has been a Representative Director of the Sumitomo Chemical Board since April 2017.

Kingo Akahori has served as Senior Managing Executive Officer supervising the Energy & Functional Materials Sector of Sumitomo Chemical since April 2021. He served as Managing Executive Officer supervising the Energy & Functional Materials Sector of Sumitomo Chemical from June 2019 to March 2021. He has served as a Representative Director of the Sumitomo Chemical Board since June 2019. From April 2018 to June 2019, he also served as a Managing Executive Officer of Sumitomo Chemical. From April 2015 to March 2018, he held various roles as an officer of Sumitomo Chemical working in research and development, sales and marketing, and business planning and administration.

Nobuaki Mito has served as Senior Managing Executive Officer of Sumitomo Chemical since April 2021. He has served as Representative Director of the Sumitomo Chemical Board since June 2020. He served as Managing Executive Officer of Sumitomo Chemical from April 2018 to June 2022. He has served as the officer in charge of the Planning and Coordination Office and the various business divisions in the Health and Crop Sciences Sector of Sumitomo Chemical since April 2019. He served as an executive officer managing the Business Planning and Administration Department and the Intellectual Property Department from April 2015 until April 2019, and has worked on creation of next-generation business and the formulation and promotion of IP strategies of Sumitomo Chemical. He has served as Chairman of Valent U.S.A. LLC, a wholly owned subsidiary of Sumitomo Chemical, specializing in technological solutions for crop production and pest management, and Chairman of Valent BioSciences LLC, a company specializing in research, development, and commercialization of biorational pesticide products since April 2020. The principal business address of Valent U.S.A. LLC is 4600 Norris Canyon Road, San Ramon, CA 94583 and the principal business address of Valent BioSciences LLC is 1910 Innovation Way, Suite 100, Libertyville, Illinois 60048.

Hiroshi Ueda has served as Executive Vice President of Sumitomo Chemical since April 2019 and supervises Research Planning and Coordination, Digital and Data Science Innovation, Process and Production Technology and Safety Planning, Intellectual Property, Responsible Care, the Production & Safety Fundamental Technology Center, the Industrial Technology & Research Laboratory, the Environmental Health Science Laboratory, the Advanced Materials Development Laboratory, and the Bioscience Research Laboratory. He served as a Representative Director of the Sumitomo Chemical Board from June 2016 to June 2018. He served as a Managing Executive Officer of Sumitomo Chemical and was responsible for Research and Development, Production, and Business Planning and Administration from April 2016 to June 2018.

Hiroshi Niinuma has served as Executive Vice President supervising General Affairs, External Relations, Legal, and Human Resources of Sumitomo Chemical since April 2022. He served as Senior Managing Executive Officer of Sumitomo Chemical from April 2018 to March 2022. He served as Managing Executive Officer of Sumitomo Chemical from April 2013 to March 2018.~~,~~. He served as a member of the Board of Sumitomo Seika Chemicals Co., Ltd, a chemical manufacturing company headquartered in Japan, from June 2017 to June 2021. The principal business address of Sumitomo Seika Chemicals Co., Ltd is 5-33 Kitahama 4-chome, Chuo-ku Osaka 541-0041, Japan.

Hiroshi Tomono has served as an Outside Director of the Sumitomo Chemical Board since June 2015. He has served as a member of the Board of Kansai Electric Power Company, Inc., an electric utility distributing electricity to the Kansai region of Japan, since June 2020 and a member of the Board of Japan Nuclear Fuel Limited, a nuclear energy company, since June 2016. He served as an Advisor at Nippon Steel Corporation, a steel producer, from June 2015 to June 2020 and a Senior Advisor since June 2020. The principal business address of Kansai Electric Power Company, Inc,. is 3-6-16 Nakanoshima Kita-Ku Osaka 530-8270, Japan. The principal business address of Japan Nuclear Fuel Limited is 4-108 Aza Okitsuke Oaza Obuchi, Rokkasho, Kamikita-Gun, Aomori Prefecture 039-3212, Japan. The principal business address of Nippon Steel Corporation is 2-6-1 Marunouchi, Chiyoda-ku, Tokyo 100-8071, Japan.

Motoshige Itoh has served as an Outside Director of the Sumitomo Chemical Board since June 2018. He has served as an Outside Director of the Board of Hagoromo Foods Corporation, a Japanese food manufacturing company, since 2022. He has served as an Outside Director of JX Nippon Mining and Metals Corporation, an integrated producer of copper and related metals, since 2022. He has served as a Director of the Board of East Japan Railway Company, a major passenger railway company in Japan, as a member of the Board of The Shizuoka Bank, Ltd, a Japanese regional bank headquartered in Shizuoka, and as an Outside Corporate Auditor at Hagoromo Foods Corporation. He served as a professor at Gakushuin University from April 2016 to March 2022 . He served as a dean of the Graduate School of Economics and Faculty of Economics at the University of Tokyo from October 2007 to March 2016. The principal business address of Hagoromo Foods Corporation is 11-1, Minamicho, Suruga-ku, Shizuoka-shi, Shizuoka 422-8067, Japan. The principal business address of JX Nippon Mining and Metals Corporation is The Okura Prestige Tower 10-4, Toranomon 2-chome, Minato-ku, Tokyo 105-8417, Japan. The principal business address of East Japan Railway Company is 2-2-2 Yoyogi Shibuya-Ku, Tokyo 151-8578, Japan. The principal business address of The Shizuoka Bank, Ltd. is 1-10 Gofukucho Aoi-Ku Shizuoka-shi, Shizuoka 420-8760, Japan. The principal business address of Gakushuin University is 1-5-1 Mejiro, Toshima-ku, Tokyo 171-8588, Japan. The principal business address of the Graduate School of Economics and Faculty of Economics at the University of Tokyo is 7-3-1 Hongo, Bunkyo-ku, Tokyo 113-8654, Japan.

Atsuko Muraki has served as an Outside Director of the Sumitomo Chemical Board since June 2018. In addition, since June 2016, she has served as a member of the board of directors of ITOCHU Corporation, a Japanese general trading company specializing in textiles, metals and minerals, food, machinery, energy and chemicals, and real estate. From July 2013 until October 2015, she served as Vice Minister of Health, Labour and Welfare. The principal business address of Sompo Holdings, Inc. is 26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo 160-8338, Japan. The principal business address of ITOCHU Corporation is 1-3, Umeda 3-chome, Kita-ku, Osaka 530-8448, Japan. The principal business address of the Ministry of Health Labour and Welfare is 1-2-2 Kasumigaseki Chiyoda-ku, Tokyo 100-8916, Japan.

Akira Ichikawa has served as an Outside Director of the Sumitomo Chemical Board since June 2022. He has served as Outside Director of the Board of Konica Minolta, Inc. since June 2021. He has served as a Representative Director of and Chairman of the Board of Sumitomo Forestry Co., Ltd, a logging and processing company, since April 2020. He served as Representative Director & President of Sumitomo Forestry Co., Ltd from April 2010 to March 2020. The principal business address of Konica Minolta, Inc. is JP TOWER, 2-7-2 Marunouchi, Chiyoda-ku, Tokyo 100-7015, Japan. The principal business address of Sumitomo Forestry Co., Ltd. is 3-2, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8270, Japan.

Takashi Shigemori has served as Senior Managing Executive Officer of Sumitomo Chemical since April 2019 and supervises Corporate Planning and IT Innovation. He served as a Director of the Sumitomo Chemical Board from June 2019 to June 2021. He served as Managing Executive Officer of Sumitomo Chemical from April 2016 to March 2019. He has served as a member of the Board of Sumitomo Seika Chemicals Co., Ltd, a chemical manufacturing company headquartered in Japan, since June 2021. The principal business address of Sumitomo Seika Chemicals Co., Ltd is 5-33 Kitahama 4-chome, Chuo-ku Osaka 541-0041, Japan.

Marc Vermeire has served as Managing Executive Officer of Sumitomo Chemical managing Sumitomo Chemical Europe S.A./N.V. and Sumitomo Chemical Agro Europe S.A.S. since April 2020. He served as an Executive Officer with Sumitomo Chemical Europe, a company that manufactures industrial chemical products, from April 2016 to March 2020. He served as President of Sumitomo Chemical Agro Europe S.A.S since June 2020 and served as Chairman of the Board of Sumitomo Chemical Europe since April 2021. The principal business address of Sumitomo Chemical Europe is Woluwelaan 57, B-1830 Machelen, Belgium.

Keiichi Sakata has served as Managing Executive Officer of Sumitomo Chemical, managing the Corporate Planning Department from April 2020 to March 2021 and manages Sumitomo Chemical Asia Pte Ltd., a company that markets, sells and distributes chemicals and allied products, since April 2021. He served as an Auditor with Shinto Paint Co., Ltd., a chemical manufacturing company, from June 2019 to March 2020. He served as Managing Executive Officer of Sumitomo Chemical, responsible for the Corporate Planning Department and the IT Innovation Department from April 2019 to June 2019. He served as Managing Executive Officer, Health & Crop Sciences Sector – Planning & Coordination Office, AgroSolutions Division –International, and Animal Nutrition Division of Sumitomo Chemical from April 2018 to March 2019. He served as Executive Officer, Health & Crop Sciences Sector – Planning & Coordination Office and AgroSolutions Division – International of Sumitomo Chemical from April 2016 to March 2018. The principal business address of Sumitomo Chemical Asia Pte Ltd. is 3 Fraser Street, #07-28 DUO Tower, Singapore 189352. The principal business address of Shinto Paint Co., Ltd. is 10-73, Minamitsukaguchi-cho 6-Chome, Amagasaki-shi, Hyogo 661-8511, Japan.

Motoyuki Sakai has served as Managing Executive Officer of Sumitomo Chemical since April 2018 and supervises the Inorganic Materials Division, Specialty Chemicals Division, Advanced Polymers Division and Battery Materials Division since April 2021. He managed Sumitomo Chemical Asia Pte Ltd., a company that markets, sells and distributes chemicals and allied products from April 2018 to March 2021. He served as Executive Officer, Energy & Functional Materials Sector – Planning & Coordination Office from April 2017 to March 2018. He served as Executive Officer, Corporate Planning Department and Energy & Functional Materials Sector – Planning & Coordination Office from April 2016 to March 2017. The principal business address of Sumitomo Chemical Asia Pte Ltd. is 3 Fraser Street, #07-28 DUO Tower, Singapore 189352.

Seiji Takeuchi has served as Managing Executive Officer of Sumitomo Chemical, managing Planning & Coordination Office, the Essential Chemicals & Plastics Sector, Responsible Care Department, Essential Chemicals & Plastics Sector and Essential Chemicals Research Laboratory since April 2022. He has managed Basic Material Division and Industrial Chemicals Division of Sumitomo Chemical since April 2021. He managed the Planning & Coordination Office, Petrochemicals & Plastics Sector, Responsible Care Department, and Petro Chemicals Research Laboratory of Sumitomo Chemical from April 2020 to March 2022. He served as Director of Rabigh Refining and Petrochemical Company, a hydrocarbon and petrochemical production company from July 2018 to March 2020. He served as Executive Officer of Rabigh Refining and Petrochemical Company from April 2016 to July 2018. The principal business address of Rabigh Refining and Petrochemical Company is Petrorabigh Bld 200, PO Box 101, Rabigh 21911, Kingdom of Saudi Arabia.

Naoyuki Inoue has served as Managing Executive Officer of Sumitomo Chemical, supervising Procurement and Logistics since April 2022. He managed Rabigh Refining and Petrochemical Company, a hydrocarbon and petrochemical production company, from April 2020 to March 2022. He served as Executive Officer of Sumitomo Chemical managing Rabigh Refining and Petrochemical Company from April 2016 to March 2020. He was on loan to The Polyolefin Company (Singapore) Pte. Ltd., a polyolefin manufacturing company from April 2011 to March 2016. The principal business address of Rabigh Refining and Petrochemical Company is Petrorabigh Bld 200, PO Box 101, Rabigh 21911, Kingdom of Saudi Arabia. The principal business address of The Polyolefin Company (Singapore) Pte. Ltd. is 150 Beach Road #10-00, Gateway West Singapore 189720.

Keigo Sasaki has served as Managing Executive Officer of Sumitomo Chemical, supervising Accounting, Finance, and the Corporation Communications Department since April 2021. He served as Managing Executive Officer of Sumitomo Chemical, supervising the Accounting and Finance Departments and managing the Corporation Communications Department, from April 2020 to March 2021. He served as Executive Officer and managed the Accounting Department, Finance Department, and Corporate Communications Department from April 2018 to March 2020. He served as Executive Officer, Accounting Department. and Finance Department from April 2016 to March 2018 and he served as General Manager of the Accounting Department from April 2016 to March 2018. He served as General Manager, Finance & Accounting Office from April 2011 to March 2016.

Kenji Ohno has served as the Managing Executive Officer of Sumitomo Chemical, managing the Legal Department and supervising the Sustainability Department and the Internal Control and Audit Department since May 2021. He managed the General Affairs Department, Legal Department, Sustainability Department, and Internal Control and Audit Department of Sumitomo Chemical from April 2020 to March 2021. He served as General Manager of the Sustainability Department from November 2020 to March 2022, and served as General Manager of the Internal Control and Audit Department from April 2022 to July 2022. He has served as an Auditor with Sumitomo Seisen Kabushiki Kaisha, a trading company, since March 2020. He served as Executive Officer, managing the General Affairs Department, Legal Department, CSR Department, Internal Control and Audit Department from April 2019 to March 2020. He served as Executive Officer, General Affairs Department, Legal Department and CSR Department from April 2016 to March 2019; and he served as General Manager, Legal Department from April 2016 to March 2019. The principal business address of Sumitomo Seisen Kabusiki Kaisha is 6-3, Roppongi 1-chome, Minato-ku, Tokyo 106-0032, Japan. He has served as a member of the Board of Inabata & Co., Ltd., a trading company, since June 2021. The principal business address of Inabata & Co., Ltd. is 1-15-14 Minami-semba, Chuo-ku, Osaka 542-8558, Japan.

Shinichiro Nagata has served as Managing Executive Officer of Sumitomo Chemical since April 2021. He served as General Manager of Ehime Works since April 2019. He served as Executive Officer and General Manager of Oita, and was in charge of Oita Works and Misawa Works from April 2017 to March 2019.

Yoshizumi Sasaki has served as Managing Executive Officer of Sumitomo Chemical, managing the MMA Division since April 2022. He has managed the Business Development Office for a Circular System for Plastics since April 2021. He has managed Automotive Materials Division, Polyolefins Division, and Resin-related Business Development Department since April 2020. He served as Executive Officer of Rabigh Refining & Petrochemical Company, a hydrocarbon and petrochemical production company, from April 2018 to January 2020. He served as Associate Officer of Rabigh Refining & Petrochemical Company from May 2015 to March 2018. The principal business address of Rabigh Refining and Petrochemical Company is Petrorabigh Bld 200, PO Box 101 Rabigh 21911, Kingdom of Saudi Arabia.

Ichiro Kosaka has served as Managing Executive Officer of Sumitomo Chemical, managing the Planning & Coordination Office, Energy & Functional Materials Sector, Quality Assurance Office and Energy & Functional Materials Sector, since April 2021. He served as Executive Officer of Sumitomo Chemical, managing the Planning & Coordination Office, Energy ＆ Functional Materials Sector and Specialty Chemicals Division from April 2018 to March 2021. He served as Associate Officer of Sumitomo Chemical, managing the Specialty Chemicals Division and Advanced Polymers Division from April 2017 to March 2018.

Takanari Yamaguchi has served as Managing Executive Officer of Sumitomo Chemical, managing Research Planning & Coordination Department, Digital and Data Science Innovation Department, Intellectual Property Department, Industrial Technology & Research Laboratory and Advanced Materials Development Laboratory since April 2022. He served as Managing Executive Officer and managed the Planning & Coordination Office and Quality Assurance Office, IT-related Chemicals Sector from April 2021 to March 2022. He served as Executive Officer and managed the PLED Business Planning Office, Planning & Coordination Office, IT-related Chemicals Sector and Optical Materials Division from April 2020 to March 2021. He served as Executive Officer and managed the Optical Materials Division from April 2018 to March 2020. He served as General Manager of the Optical Materials Division from April 2015 to March 2018.

Hirokazu Murata has served as Managing Executive Officer of Sumitomo Chemical, managing Oita Works and Misawa Works since April 2022. He served as Executive Officer and managed Oita Works and Misawa Works from April 2019 to March 2022. He served as Associate Officer and managed the Responsible Care Department from April 2016 to March 2019.

Koichi Ogino has served as Managing Executive Officer of Sumitomo Chemical, managing Chiba Works since April 2022. He served as Executive Officer and managed Chiba Works from April 2019 to March 2022. He served as Associate Officer and the Deputy General Manager, Chiba Works from April 2018 to March 2019.

Juan Ferreira has served as President and CEO of Sumitomo Chemical Brasil Indústria Química S.A. since June 2019. He has served as Managing Executive Officer of Sumitomo Chemical, focusing on work related to South American businesses of the Health & Crop Sciences Sector and Valent U.S.A., since April 2022. He served as Executive Officer of Sumitomo Chemical, managing Sumitomo Chemical Brasil Indústria Química S.A., from April 2020 to March 2022. He has served as Executive Vice Chairman of Valent U.S.A. LLC, a wholly owned subsidiary of Sumitomo Chemical, specializing in technological solutions for crop production and pest management, since March 2022. He served as Global Vice President of Monsanto, an agrochemical and agricultural biotechnology corporation, managing Crop Protection, Seed Applied Solutions and Vegetable Seeds from September 2015 to December 2018. The principal business address of Valent U.S.A. LLC is 4600 Norris Canyon Rd, San Ramon, CA 94583. The primary business address of Sumitomo Chemical Brasil Indústria Química S.A. is Avenida Parque Sul, no.2, 138, I Distrito Industrial, Maracanaú, CE, Brazil. The primary business address of Monsanto is 800 North Lindbergh Blvd., St. Louis, Missouri 63167, U.S.A.

Shinsuke Shojima has served as Managing Executive Officer, AgroSolutions Division – International and the Animal Nutrition Division of Sumitomo Chemical since April 2022. He served as Executive Officer, managing AgroSolutions Division – International from April 2021 to March 2022; he served as General Manager of AgroSolutions Division – International from April 2018 to March 2022. He served as Officer of Sumitomo Chemical from April 2019 to March 2021. He served as General Manager of AgroSolutions Division – International, Marketing Department from April 2014 to March 2018.